Remarks by David R. Goode
         Chairman, President and CEO, Norfolk Southern Corporation
                        Conrail Shareholders Meeting
                              January 17, 1997

I would like to use my two minutes to thank the many Conrail shareholders who have supported Norfolk Southern. The battle has often been confrontational. None of us seeks confrontation. Nor is that Norfolk Southern's style.

But we had no choice. The issues involved here are too important for us to simply stand aside and do nothing. They affect not only the future of Conrail, but also the future of railroading in the East. They are important not only to Norfolk Southern, but to Conrail, its shareholders, employees and the shipping public.

We have no doubt that a Norfolk Southern-Conrail transaction is in the best interests of all constituencies --- shareholders, employees, shippers, and communities. We appreciate the support we have received over the last several months from shareholders and Conrail's other constituents. I hope and believe when all the votes are counted the result will show that Conrail shareholders have rejected the 'opt out' proposal. This will set the stage for the Conrail Board of Directors to discuss implementation of the $115 all-cash Norfolk Southern offer --- something we've sought from the beginning.

If shareholders reject the "opt out", we will demonstrate our commitment by offering to buy 9.9 percent of Conrail's outstanding common stock for $115 per share. We will move forward with the next stage of the transaction.

Three great railroads --- Conrail, Norfolk Southern and CSX --- have sought your vote in one of the hardest-fought merger battles in history. We have all made a big investment in energy, talent and money. Now it is time to turn all this talent and energy toward restructuring rail transportation in the East for the next century.

We are ready and willing to sit down with Conrail and CSX to make that happen. We impose no preconditions other than our commitment to deliver $115 in cash per share to Conrail shareholders. But one way or the other, we will move forward.

Again, I thank you for your support and for the time and consideration you have given this important matter.